United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of January 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

MATERIAL INFORMATION RELEASE

Pursuant to the provisions of article 157, paragraph 4, of Law nº 6,404/76 and of CVM Instruction nº 358/2002, and further to the material information releases published on November 3rd and December 1st, 2008, ARACRUZ CELULOSE S.A. ("ARACRUZ" or "Company") informs that banking creditors ("Banks") that account for more than 80% (eighty percent) of the Company’s debt arising from derivative transactions have shown their express agreement to the minimal terms put forward by ARACRUZ for the restructuring of said debt, which are as follows:

(a)	a total of US$ 2.13 billion due as a result of the derivative transactions, in accordance with the calculations of November 3, 2008, subject to adjustments in relation to cash deposits, exchange rate and contractual fees;

(b)	approximately US$ 500 million representing Company's pre-existing debt towards certain of the Banks and which were included in the negotiations;

(c)	a total amortization period of 9 (nine) years, which can be reduced to 7 (seven) years, depending on the Company’s operational performance and the meeting of certain liquidity targets;

(d)	amortization in 2009 to be made in equal six-monthly instalments, becoming quarterly as from 2010;

(e)	an interest rate of Libor + 3.5% p.a., with six-monthly increases to a weighted rate of Libor + 4.6% p.a.;

(f)	lien on some properties of ARACRUZ to secure payment of the debt;

(g)	a lien against ARACRUZ common stock belonging to a member of the controlling group of shareholders;

(h)	resumption of the expansion project at the Guaíba Unit, in the state of Rio Grande do Sul, as from the first half of 2011.

The abovementioned minimal terms, along with those peculiar to transactions of this kind, will appear in the final documents that ARACRUZ and the Banks will be putting together in the coming weeks.

Aracruz, January 19, 2009

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer